

May 11, 2012

Via e-mail:
Mr. Larry M. Venturelli
Executive Vice President and Chief Financial Officer
Whirlpool Corporation
2000 North M-63
MD 2901
Benton Harbor, MI 49022

      Re: Whirlpool Corporation
              Form 10-K for the fiscal year ended December 31, 2011
              Filed February 22, 2012
              File No. 1-03932

Dear Mr. Venturelli:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Liquidity and Capital Resources, page F-8

1.   We note from your disclosures in Note 11 on page F-38 that you currently have unremitted foreign subsidiary earnings of $3 billion. Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash and investments that are currently held by your foreign subsidiaries and disclose the tax impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350. Please provide us with your revised disclosures in response to this comment.

2.   Please clarify in your disclosures why you believe it is not practicable to determine the amount of unrecognized deferred tax liability related to the $3 billion of unremitted earnings at December 31, 2011. Please provide us with your revised disclosures in response to this comment.

Notes to Financial Statements

3.   We note from your disclosures on page four, that you have been notified by state and federal environmental agencies of possible involvement in "Superfund" sites in the United States and that you do not presently anticipate any material adverse effect upon your earnings of financial condition arising out of the resolution of these matters. Please tell us about the nature of these sites and any other environmental remediation obligations you have and how you evaluated the accounting and disclosure requirements of ASC 450-20 and SAB Topic 5Y for loss contingencies

4.   We note that your principal manufacturing operations were carried on at 35 locations in 12 countries worldwide. Please tell us how you evaluated the accounting and disclosure requirements of ASC 410 relating to asset retirement obligations.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Kirsten J. Hewitt
        General Counsel